                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. 1)*

                            ELCOM INTERNATIONAL, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   284434 10 7
                                 (CUSIP Number)

                                R.M. THORNBOROUGH
                SMITH & WILLIAMSON INVESTMENT MANAGEMENT LIMITED
                       SMITH & WILLIAMSON NOMINEES LIMITED
                   25 MOORGATE, LONDON EC2R 6AY UNITED KINGDOM
                                  0207 1314000
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 MARCH 23, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 284434 10 7

--------------------------------------------------------------------------------
 1  NAMES OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    SMITH & WILLIAMSON INVESTMENT MANAGEMENT LIMITED
    00-0000000

--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)[ ]
                                                                        (b)[X]
--------------------------------------------------------------------------------

 3  SEC USE ONLY

--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS

    OO

--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]
--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED KINGDOM
--------------------------------------------------------------------------------
                7       SOLE VOTING POWER

 NUMBER OF             139,863,294  (SEE ITEM 5.)
   SHARES       ----------------------------------------------------------------
BENEFICIALLY    8       SHARED VOTING POWER
  OWNED BY
    EACH
 REPORTING              115,835,428  (SEE ITEM 5.)
   PERSON       ----------------------------------------------------------------
    WITH
                9       SOLE DISPOSITIVE POWER


                        255,698,722 (SEE ITEM 5.)
                ----------------------------------------------------------------

                10      SHARED DISPOSITIVE POWER

                        0 (SEE ITEM 5.)
--------------------------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    255,698,722  (SEE ITEM 5.)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)                                                     [ ]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    63.6%  (SEE ITEM 5.)
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    CO
--------------------------------------------------------------------------------

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CUSIP NO. 284434 10 7



 1  NAMES OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    SMITH & WILLIAMSON NOMINEES LIMITED
    00-0000000

--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)[ ]
                                                                        (b)[X]
--------------------------------------------------------------------------------
 3  SEC USE ONLY

--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS

    OO
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]
--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED KINGDOM
--------------------------------------------------------------------------------
                7      SOLE VOTING POWER

  NUMBER OF            0  (SEE ITEM 5.)
    SHARES      ----------------------------------------------------------------
 BENEFICIALLY   8      SHARED VOTING POWER
   OWNED BY
     EACH
  REPORTING            115,835,428 (SEE ITEM 5.)
    PERSON      ----------------------------------------------------------------
     WITH       9      SOLE DISPOSITIVE POWER


                       0 (SEE ITEM 5.)
                ----------------------------------------------------------------
                10     SHARED DISPOSITIVE POWER

                       0 (SEE ITEM 5.)
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    115,835,428 (SEE ITEM 5.)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)                                                     [ ]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    28.8%  (SEE ITEM 5.)
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    CO
--------------------------------------------------------------------------------

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      This Amendment No. 1 to Schedule 13D (this "Schedule 13D") relates to the common stock, par value $0.01 per share (the "Common Stock") of Elcom International, Inc. ("Elcom") and is being filed jointly on behalf of Smith & Williamson Investment Management Limited ("SWIM") and Smith & Williamson Nominees Limited ("SWIM Nominees," and collectively with SWIM, the "Reporting Persons") to amend the Schedule 13D originally filed by the Reporting Persons on March 6, 2006 (the "Original Schedule 13D").

      As previously reported by the Reporting Persons in the Original Schedule 13D, on December 20, 2005, SWIM subscribed for and purchased, on behalf of certain of its individual client investment accounts and certain other appointed nominees, an aggregate of 259,268,711 shares of Common Stock from Elcom. A substantial portion of these shares of Common Stock were issued and registered in the name of SWIM Nominees on behalf of certain of SWIM's individual client investment accounts. As a result of the December 2005 subscription and certain earlier purchases of Common Stock by SWIM, SWIM, as investment manager, has full and complete discretion to buy, sell, retain, exchange, vote or otherwise deal with or exercise rights with respect to an aggregate of 248,277,731 shares of Common Stock. Of the 248,277,731 shares of Common Stock over which SWIM has discretionary authority, SWIM Nominees as a registered holder currently has voting power, which may be exercised only upon instructions from SWIM, over 108,414,437 shares of Common Stock.

      In addition, as disclosed in the Original Schedule 13D, in December 2003 SWIM acquired approximately $276,000 in aggregate principal amount of Elcom's 10% Senior Convertible Debentures (the "Debentures") which were convertible into shares of Common Stock. The Debentures were registered in the name of SWIM Nominees. Subsequent to filing the Original Schedule 13D, Elcom determined, as reported in its Current Report on Form 8-K filed on March 10, 2006, that a "change of control" of Elcom had occurred for purposes of the Debentures. As a result, the Debentures, including interest accrued thereon of $68,778, automatically converted into shares of Common Stock at a conversion price of $0.0464343. Upon conversion of the Debentures, SWIM acquired, on behalf of its clients, an additional 7,420,991 shares of Common Stock. The number of shares of Common Stock acquired upon conversion of the Debentures differs from the number previously reported in the Original Schedule 13D because of a slightly different conversion price and the inclusion of shares acquired from the accrued interest.

ITEM 4. PURPOSE OF TRANSACTION

      On March 6, 2006, the Reporting Persons sent a letter (the "Request Letter") to the Chairman of the Board of Directors of Elcom to request that the Board of Directors of Elcom (the "Elcom Board") schedule a special meeting of Elcom's stockholders (the "Special Meeting") so that the stockholders may consider and act upon the proposals contained in the Request Letter, which included proposals to change the bylaws of Elcom, to remove three of the current directors of Elcom and to elect to the Elcom Board three directors nominated by the Reporting Persons. The Reporting Persons disclosed their intentions to request the Special Meeting and to propose changes to the bylaws and to the Elcom Board in the Original Schedule 13D. After receiving the Request Letter, the Elcom Board scheduled the Special Meeting for May 19, 2006.

      On March 23, 2006, the Reporting Persons entered into an agreement (the "Agreement") with Elcom and each of the current directors of Elcom as a result of the Original Schedule 13D and the Request Letter. Pursuant to the terms of the Agreement, at a meeting on March 23, 2006, the Elcom Board elected Sean P. Lewis as a Class II director of Elcom, effective as of that date, to fill one of the existing vacancies on the Elcom Board for a term ending at Elcom's 2006 annual

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meeting of stockholders. Mr. Lewis, age 40, is a citizen of the United Kingdom and is, and has been for last five years, employed in the field of interim company management, investment and distressed financing. Mr. Lewis was proposed by the Reporting Persons for election as a director of Elcom at the Special Meeting.

      The Agreement also provides that, subject to certain terms and conditions, effective as of April 21, 2006, each of Robert J. Crowell, William W. Smith, John W. Ortiz and Richard J. Harries, Jr., current members of the Elcom Board, will resign and step down as directors of Elcom. Upon the effectiveness of these resignations, the remaining members of the Elcom Board will elect Elliot Bance and Justin Dignam as directors of Elcom to fill two of the vacancies resulting from the resignations. Mr. Bance is a real estate and construction executive and a citizen of the United Kingdom. Mr. Dignam is a director and the chief executive officer of Big Fish Payroll Inc., a provider of payroll services, and is a citizen of the United States. Mr. Bance and Mr. Dignam were proposed by the Reporting Persons for election as directors of Elcom at the Special Meeting.

      Pursuant to the Agreement, the Reporting Persons have rescinded, in its entirety, the Request Letter, including the request therein that the Elcom Board call a special meeting of Elcom's stockholders. Accordingly, at its meeting on March 23, 2006, the Elcom Board rescinded and cancelled the calling of the Special Meeting.

      The above description of the terms of the Agreement is qualified in its entirety by reference to the full text of the Agreement, which is filed as an exhibit to this Schedule 13D and is incorporated by reference herein.

      Except as disclosed herein, as of the date of this Schedule 13D, none of the Reporting Persons has any plans or proposals which relate or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

      (a)-(c) As described above and in the Original Schedule 13D, the December 2005 subscription for shares of Common Stock resulted in SWIM acquiring voting and dispositive power, and thus beneficial ownership, over 248,277,731 shares of Common Stock. In addition, as described above, SWIM acquired an additional 7,420,991 shares of Common Stock upon the conversion of the Debentures. As a result, SWIM may be deemed to have beneficial ownership of an aggregate of 255,698,722 shares of Common Stock. The 255,698,722 shares of Common Stock constitute approximately 63.6% of the outstanding Common Stock based on 402,080,443 shares of Common Stock outstanding as reported by Elcom in its Current Report on Form 8-K filed on March 10, 2006.

      As previously described, SWIM Nominees is the registered holder of 108,414,437 shares of Common Stock, and is also the registered holder of the 7,420,991 shares of Common Stock that were acquired upon conversion of the Debentures. As a matter of United Kingdom laws because of the control relationship between SWIM and SWIM Nominees, SWIM and SWIM Nominees may be deemed to have shared voting power over an aggregate of 115,835,428 shares of Common Stock, constituting 28.8% of the outstanding Common Stock. SWIM Nominees does not have any dispositive power over these shares. SWIM has sole voting and dispositive power with respect to the remaining 139,863,294 shares of Common Stock.

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      In addition, C.C. Lyttleton, Group Deputy Chairman at SWIM, holds 73,529 shares of Common Stock in a client account with SWIM. SWIM has full discretionary voting and dispositive power over all of these 73,529 shares of Common Stock and they have been included in the aggregate number of 255,698,722 shares of Common Stock attributed to SWIM in this Schedule 13D.

      Other than as set forth in this Schedule 13D, to the best of the Reporting Persons' knowledge as of the date hereof, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, SW Holdings nor any of the executive officers or directors of the Reporting Persons and SW Holdings listed on Annex A to the Original Schedule 13D beneficially owns any Common Stock, and there have been no transactions in Shares effected during the past 60 days by any of the foregoing.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      The Agreement is included as an exhibit to this Schedule 13D. To the best of the Reporting Persons' knowledge, except as described in this Schedule 13D, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 to the Original Schedule 13D hereof and between any such persons and any person with respect to any securities of Elcom.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

      The following document is filed as an exhibit to this Scheduled 13D:

      Agreement, dated as of March 23, 2006, by and among Elcom, SWIM, SWIM Nominees and the Elcom directors named therein (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K of Elcom dated March 23,
2006).

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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 4, 2006                                     SMITH & WILLIAMSON INVESTMENT
Date                                              MANAGEMENT LIMITED



                                                  By:    /s/ C.O. Motley
                                                         -----------------------
                                                  Name:  C.O. Motley

                                                  Title: Director

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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 4, 2006                                     SMITH & WILLIAMSON NOMINEES
Date                                              LIMITED

                                                  By:    /s/ C.O. Motley
                                                         -----------------------
                                                  Name:  C.O. Motley

                                                  Title: Director